                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------
                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934
                          FOR THE MONTH OF MARCH, 2003



                         WESTERN COPPER HOLDINGS LIMITED



                      SUITE 1550, 1185 WEST GEORGIA STREET
                   VANCOUVER, BRITISH COLUMBIA, CANADA V6E 4E6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F___X___ Form 40-F______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):_______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes______ No______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2003
                                              Western Copper Holdings Limited

                                              By: /s/  Robert Gayton
                                              ---------------------------------
                                                       Robert Gayton
                                                    Corporate Secretary

                  [WESTERN COPPER HOLDINGS LIMITED LETTERHEAD]


                                  NEWS RELEASE                   Release 04-2003

March 12, 2003                                           Trading Symbol: WTC:TSX
                                                                        WTZ:AMEX

                PRELIMINARY RESOURCE CALCULATION TO BE COMPLETED

Western Copper Holdings Limited announced today that engineering company SNC Lavalin is expected to provide the company with a preliminary resource calculation on the Chile Colorado zone for Western's Penasquito project within a week. This report will form part of Western's Annual Information Form, which together with the report itself, will be filed on Sedar and Edgar and will be available with the company's filings.

The company had delayed the filing of its Annual Information Form so that this important development could be included.

ON BEHALF OF THE BOARD OF DIRECTORS

"Dale Corman"
Dale Corman
Chairman and Chief Executive Officer








The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filings with the Securities and Exchange Commission.